Dated November 18, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-207472

Relating to Preliminary Prospectus Dated November 17, 2015

MATCH GROUP, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated November 17, 2015 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-207472) of Match Group, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2015 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of its common stock, par value $0.001 per share, (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of certain of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 16 of the Revised Preliminary Prospectus.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1575189/000104746915008751/a2226650zs-1a.htm

Capitalized terms in this free writing prospectus are used as defined above or as defined in the Revised Preliminary Prospectus.

Recent events reflected in the Revised Preliminary Prospectus:

On November 16, 2015, we entered into a seven-year $800 million term loan facility under the Credit Agreement. We also completed the offer to eligible holders to exchange any and all outstanding 2022 IAC Notes for new Match Notes, with registration rights. The exchange offer expired on November 13, 2015, and, on November 16, 2015, we issued approximately $445.2 million in aggregate principal amount of the Match Notes. We did not receive any proceeds from the issuance of the Match Notes. Upon consummation of the exchange offer, we distributed the 2022 IAC Notes that we received in the exchange offer to IAC for cancellation. Also on November 16, 2015, we were designated as an unrestricted subsidiary under IAC’s credit agreement and indentures. As a result, we and our subsidiaries no longer guarantee IAC’s credit agreement and indentures and are no longer subject to the covenants contained therein. None of our assets, including the stock of our subsidiaries, are pledged to secure IAC’s debt.

On November 17, 2015, we increased the base salary of Gregory Blatt, our Chairman, to $1,000,000 per annum, which such increase shall be effective upon Mr. Blatt assuming the consolidated role of Chairman and Chief Executive Officer at the end of 2015. During the term of his employment as Chairman and Chief Executive Officer, Mr. Blatt will remain eligible to receive discretionary cash bonuses, equity awards and such other employee benefits as may be reasonably determined by the compensation committee of our board of directors. In addition, following the pricing of the offering, Mr. Blatt will receive a stock option to purchase 3.5 million of our shares, with a per share exercise price equal to the offering price. The option will vest in four equal annual installments on the first, second, third and fourth anniversaries of the grant date, subject to Mr. Blatt’s continued employment. The vesting of one-half of the shares covered by the option will also be subject to a requirement that our stock price equal or exceed 133% of the offering price for twenty consecutive trading days during the term of the option.

Finally, we note that, unless otherwise noted, references in the prospectus to number of shares outstanding exclude the following:

•                  vested options to purchase 5,702,707 shares of our common stock at a weighted average exercise price of $7.89 per share, which were outstanding as of September 30, 2015;

•                  unvested options to purchase 23,490,476 shares of our common stock at a weighted average exercise price of $13.26 per share, which were outstanding as of September 30, 2015;

•                  102,158 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2015;

•                  an additional 20,000,000 shares of our common stock pursuant to awards that may be granted under our 2015 Plan (as defined below), including shares underlying options we expect to grant to our Chairman following pricing of this offering;

•                  12,301,418 shares of our common stock which are issuable upon the settlement of vested equity awards granted in certain of our subsidiaries which were outstanding as of September 30, 2015;

•                  6,561,947 shares of our common stock which are issuable upon the settlement of unvested equity awards granted in certain of our subsidiaries which were outstanding as of September 30, 2015; and

•                  2,802,377 shares of our common stock which are issuable to IAC as reimbursement for compensation expenses related to IAC equity awards held by our employees.

The Company has filed a registration statement (including the Revised Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Revised Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Revised Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, from Allen & Company LLC, Attention: Syndicate Department, 711 Fifth Avenue, New York, NY 10022, or by telephone at (212) 339-2220 or from BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038, or by e-mailing: dg.prospectus_requests@baml.com.